Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-258821

ARES PRIVATE MARKETS FUND

Supplement dated March 31, 2023
to the Prospectus for Class A, Class D and Class I Shares
dated April 1, 2022, as supplemented to date

This supplement contains information that amends, supplements or modifies certain information contained in the Prospectus of Ares Private Markets Fund (the "Fund") dated April 1, 2022, as supplemented to date. This supplement is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission and is available free of charge at www.sec.gov or by calling 1-866-324-7348. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Effective April 1, 2023, the following changes are made to the Prospectus:

The fee table and expense examples in the section "Summary of Fees and Expenses" in the Prospectus are deleted in their entirety and replaced with the following:

Shareholder Transaction Expenses (fees paid directly from your investment)	Class A Shares	Class D Shares	Class I Shares
Maximum Sales Load (as a percentage of purchase amount)(1)	3.50%	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%

Estimated Annual Operating Expenses (as a percentage of net assets attributable to Shares)	Class A Shares	Class D Shares	Class I Shares
Advisory Fee(3)	1.40%	1.40%	1.40%
Incentive Fee(4)	0.00%	0.00%	0.00%
Other Expenses(5)	0.48%	0.48%	0.48%
Distribution and Servicing Fee	0.85%	0.25%	None
Acquired Fund Fees and Expenses(6)	0.63%	0.63%	0.63%
Interest Payments on Borrowed Funds	0.07%	0.07%	0.07%
Total Annual Expenses	3.43%	2.83%	2.58%
Fee Waiver and/or Expense Reimbursement(7)	(0.18)%	(0.18)%	(0.18)%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	3.25%	2.65%	2.40%

1.	Investors purchasing Class A Shares may be subject to a sales load of up to 3.50% of the investment amount.

2.	A 2.00% Early Repurchase Fee payable to the Fund will be charged with respect to the repurchase of Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder's purchase of the Shares (on a "first in - first out" basis). An Early Repurchase Fee payable by a Shareholder may be waived in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any Shareholder. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an Early Repurchase Fee, it will do so consistently with the requirements of Rule 22d-1 under the Investment Company Act, and the Fund's waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all Shareholders regardless of Share class. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining Shareholders.

3.	The Fund pays the Adviser a quarterly Advisory Fee at an annual rate of 1.40% based on value of the Fund's Managed Assets, calculated and accrued monthly as of the last business day of each month. For purposes of determining the Advisory Fee payable to the Adviser, the value of the Fund's Managed Assets will be calculated prior to the inclusion of the Advisory Fee and Incentive Fee, if any, payable to the Adviser or to any purchases or repurchases of Shares of the Fund or any distributions by the Fund.

4.	At the end of each calendar quarter, the Adviser will be entitled to receive an Incentive Fee equal to 12.5% of the difference, if positive, between (i) the net profits of the Fund for the relevant period and (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee, the term "net profits" shall mean (i) the amount by which the net asset value of the Fund on the last day of the relevant period exceeds the net asset value of the Fund as of the commencement of the same period, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses) plus (ii) the aggregate distributions accrued during the period. For the avoidance of doubt, any change in the net asset value of the Fund directly as a result of subscriptions or repurchases during each measurement period are not included for purposes of the "net profits" or "net losses" calculations.

5.	Other Expenses are based on estimated amounts for the current fiscal year and include, among other things, estimated professional fees and other expenses that the Fund bears, including initial and ongoing offering costs, fees and expenses of the Administrator, transfer agent and custodian and the reimbursement of costs of personnel associated with the Adviser or its affiliates who provide certain non-advisory services to the Fund, as permitted under the Investment Advisory and Management Agreement.

6.	Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year and include the estimated fees and expenses of the Portfolio Funds in which the Fund is already invested and intends to invest. Some or all of the Portfolio Funds in which the Fund intends to invest generally charge asset-based management fees. The managers of the Portfolio Funds may also receive performance-based compensation if the Portfolio Funds achieve certain profit levels, generally in the form of "carried interest" allocations of profits from the Portfolio Funds, which effectively will reduce the investment returns of the Portfolio Funds. The Portfolio Funds in which the Fund intends to invest generally charge a management fee of 1.00% to 2.50%, and up to 30% of net profits as a carried interest allocation, subject to a clawback. The Acquired Fund Fees and Expenses disclosed above are based on historic returns of the types of Portfolio Funds in which the Fund anticipates investing, which may change substantially over time and, therefore, significantly affect Acquired Fund Fees and Expenses.

7.	Pursuant to an expense limitation agreement (the "Expense Limitation Agreement") with the Fund, the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure that annual operating expenses (excluding (i) the Advisory Fee; (ii) the Incentive Fee; (iii) any Distribution and Servicing Fee; (iv) all fees and expenses of Portfolio Funds and Direct Investments in which the Fund invests (including all acquired fund fees and expenses); (v) transactional costs associated with consummated and unconsummated transactions, including legal costs and brokerage commissions, associated with the acquisition, disposition and maintenance of investments in Portfolio Funds, Direct Investments, exchange-traded funds and other investments; (vi) interest; (vii) taxes; (viii) brokerage commissions; (ix) dividend and interest expenses relating to short sales; and (x) extraordinary expenses (expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence)) do not exceed 0.30% per annum of the average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived under the Expense Limitation Agreement or any expenses the Adviser reimburses in excess of the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause annual operating expenses for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser incurred the expense. The Expense Limitation Agreement has a term ending on July 31, 2024, and the Adviser may extend the term for a period of one year on an annual basis, subject to the approval of the Board, including a majority of the Independent Trustees.

The purpose of the table above and the examples below is to assist prospective investors in understanding the various costs and expenses Shareholders will bear.

The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The examples assume that all distributions are reinvested at net asset value and that the percentage amounts listed under Annual Expenses remain the same (except that the examples incorporate the fee waiver and expense reimbursement arrangements from the Expense Limitation Agreement for only the one-year example and the first year of the three-, five- and ten-year examples). The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC and applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund.

Example 1

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 Class A Shares investment, assuming a 5% annual return:	$67	$135	$206	$392
You would pay the following expenses on a $1,000 Class D Shares investment, assuming a 5% annual return:	$27	$86	$148	$314
You would pay the following expenses on a $1,000 Class I Shares investment, assuming a 5% annual return:	$24	$79	$135	$290

Example 2

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $50,000 Class A Shares investment, assuming a 5% annual return:	$3,332	$6,751	$10,277	$19,578
You would pay the following expenses on a $50,000 Class D Shares investment, assuming a 5% annual return:	$1,340	$4,299	$7,385	$15,696
You would pay the following expenses on a $50,000 Class I Shares investment, assuming a 5% annual return:	$1,215	$3,925	$6,767	$14,485

The Examples above are based on the annual fees and expenses set forth on the table above. They should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund's actual rate of return may be greater or less than the hypothetical 5.0% return assumed in the examples. A greater rate of return than that used in the Examples would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive Fee.

*          *          *

The fifth paragraph of "Investment Advisory and Management Agreement—Reimbursement Arrangements" is deleted in its entirety and the sixth paragraph of the section is deleted in its entirety and replaced with the following:

Pursuant to the Expense Limitation Agreement, the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure annual operating expenses do not exceed 0.30% per annum of the average monthly net assets of each class of Shares, excluding (i) the Advisory Fee; (ii) the Incentive Fee; (iii) any Distribution and Servicing Fee; (iv) all fees and expenses of Portfolio Funds and Direct Investments in which the Fund invests (including all acquired fund fees and expenses); (v) transactional costs associated with consummated and unconsummated transactions, including legal costs and brokerage commissions, associated with the acquisition, disposition and maintenance of investments in Portfolio Funds, Direct Investments, exchange-traded funds and other investments; (vi) interest; (vii) taxes; (viii) brokerage commissions; (ix) dividend and interest expenses relating to short sales; and (x) extraordinary expenses (expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence). With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived under the Expense Limitation Agreement or any expenses the Adviser reimburses in excess of the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause the Fund's annual operating for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser incurred the expense. The Expense Limitation Agreement has a term ending on July 31, 2024, and the Adviser may extend the term for a period of one year on an annual basis, subject to the approval of the Board, including a majority of the Independent Trustees.

Please retain this Supplement with your Prospectus.

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